                       Filed pursuant to General Instruction II.L. of Form F-10;
                                                              File No. 333-87762

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED MAY 14, 2002)

                                [TRANSALTA LOGO]

                                 US$300,000,000
                          5.750% SENIOR NOTES DUE 2013
                             TRANSALTA CORPORATION
                                     -----

    The notes will bear interest at the rate of 5.750% per annum. Interest on the notes is payable on June 15 and December 15 of each year, beginning on June 15, 2004. The notes will mature on December 15, 2013. We may redeem some or all of the notes at any time at the redemption price described in this prospectus supplement. We will also have the option to redeem the notes in whole and not in part at 100% of the aggregate principal amount of the notes plus accrued interest to the date of redemption in the event of certain changes to Canadian withholding tax laws or the enforcement or interpretation thereof.

    The notes will be direct unsecured obligations and will rank equally and ratably with all of our other unsubordinated and unsecured indebtedness.
                                ----------------

    INVESTING IN THE NOTES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 42 OF THE ACCOMPANYING PROSPECTUS.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    WE ARE PERMITTED, UNDER A MULTI-JURISDICTIONAL DISCLOSURE SYSTEM ADOPTED BY THE UNITED STATES AND CANADA, TO PREPARE THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IN ACCORDANCE WITH CANADIAN DISCLOSURE REQUIREMENTS WHICH ARE DIFFERENT FROM THOSE OF THE UNITED STATES. WE PREPARE OUR FINANCIAL STATEMENTS IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, AND THEY MAY BE SUBJECT TO CANADIAN AUDITING AND AUDITOR INDEPENDENCE STANDARDS. THEY MAY NOT BE COMPARABLE TO THE FINANCIAL STATEMENTS OF UNITED STATES COMPANIES.

    OWNING THE SECURITIES DESCRIBED HEREIN MAY HAVE TAX CONSEQUENCES BOTH IN THE UNITED STATES AND CANADA. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS MAY NOT DESCRIBE THESE TAX CONSEQUENCES FULLY. YOU SHOULD READ THE TAX DISCUSSION CONTAINED IN THIS PROSPECTUS SUPPLEMENT.

    YOUR ABILITY TO ENFORCE CIVIL LIABILITIES UNDER U.S. FEDERAL SECURITIES LAWS MAY BE AFFECTED ADVERSELY BECAUSE WE ARE A CANADIAN CORPORATION, SOME OF OUR OFFICERS AND DIRECTORS AND SOME OF THE EXPERTS NAMED IN THIS PROSPECTUS SUPPLEMENT ARE RESIDENTS OF CANADA, AND THE MAJORITY OF OUR ASSETS AND OPERATIONS ARE LOCATED, AND THE MAJORITY OF OUR REVENUES ARE DERIVED, OUTSIDE THE UNITED STATES.
                                ----------------

                                                              PER SENIOR NOTE        TOTAL
                                                              ---------------   ----------------
Public Offering Price                                                 99.882%   US$299,646,000
Underwriting Commission                                                0.650%   US$  1,950,000
Proceeds to TransAlta (before expenses)                               99.232%   US$297,696,000

    The public offering price of the notes will also include accrued interest, if any, from November 25, 2003 to the date of delivery.
                                ----------------

    The underwriters expect to deliver the notes to purchasers on or about November 25, 2003.
                                ----------------

                          JOINT BOOK-RUNNING MANAGERS

CITIGROUP                                                    MERRILL LYNCH & CO.
                                   ---------

HSBC                                                ABN AMRO INCORPORATED

CIBC WORLD MARKETS         RBC CAPITAL MARKETS             SCOTIA CAPITAL

November 18, 2003

             IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS
                   SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

    This document is in two parts. The first part is this prospectus supplement ("Prospectus Supplement"), which describes the specific terms of the senior notes we are offering (the "Notes"). The second part, the base shelf prospectus, gives more general information. The accompanying base shelf prospectus is referred to as the "Prospectus" in this Prospectus Supplement.

    Except as set forth under "The Offering" and "Description of the Notes" in this Prospectus Supplement, or "Description of Debt Securities" in the Prospectus, and unless the context otherwise requires, all references in this Prospectus Supplement to "TransAlta", the "Corporation", "we", "us" and "our" mean TransAlta Corporation and its consolidated subsidiaries including any consolidated partnerships of which the Corporation or any of its subsidiaries are partners.

    IF THE DESCRIPTION OF THE NOTES VARIES BETWEEN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS, YOU SHOULD RELY ON THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT.

    YOU SHOULD RELY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND CONTAINED IN THE PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THE NOTES IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR CONTAINED IN THE PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS SUPPLEMENT.

    In this Prospectus Supplement, all capitalized terms used and not otherwise defined herein have the meanings provided in the Prospectus. In the Prospectus and this Prospectus Supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars.
"U.S. dollars" or "US$" means the lawful currency of the United States. Unless otherwise indicated, all financial information included and incorporated by reference in the Prospectus and this Prospectus Supplement is determined using Canadian generally accepted accounting principles ("Canadian GAAP").
"U.S. GAAP" means generally accepted accounting principles in the United States. The significant differences between Canadian GAAP and U.S. GAAP are summarized in note 27 to our consolidated annual financial statements which are incorporated by reference herein.

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                                                PAGE
                                                              --------
Exchange Rate Information...................................     S-4
Special Note Regarding Forward-Looking Statements...........     S-4
Documents Incorporated by Reference.........................     S-5
The Offering................................................     S-7
The Corporation.............................................     S-9
Recent Developments.........................................    S-10
Use of Proceeds.............................................    S-10
Consolidated Capitalization.................................    S-11
Selected Consolidated Financial Data........................    S-13
Description of the Notes....................................    S-17
Pro Forma Interest Coverage.................................    S-21
Credit Ratings..............................................    S-21
Certain Income Tax Considerations...........................    S-22
Underwriting................................................    S-25
Legal Matters...............................................    S-26
Consent of Ernst & Young LLP................................    S-27
Index to Pro Forma Consolidated Statements of Earnings......     F-1

                              PROSPECTUS

About this Prospectus.......................................       2
Glossary....................................................       3
Where You Can Find More Information; Documents Incorporated
  by Reference..............................................       3
Special Note Regarding Forward-Looking Statements...........       5
The Corporation.............................................       5
Business of the Corporation.................................       6
Selected Consolidated Financial Data........................      21
Management..................................................      23
Use of Proceeds.............................................      23
Interest Coverage...........................................      23
Description of Share Capital................................      24
Description of Debt Securities..............................      27
Description of Warrants.....................................      40
Certain Income Tax Considerations...........................      41
Plan of Distribution........................................      41
Risk Factors................................................      42
Legal Matters...............................................      48
Experts.....................................................      48
Auditors....................................................      48
Documents Filed as Part of the Registration Statement.......      48
Enforcement of Civil Liabilities............................      48

                           EXCHANGE RATE INFORMATION

    The following table sets forth certain exchange rates based on the noon buying rate for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the "noon buying rate"). These rates are set forth as U.S. dollars per $1.00 and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00. On November 18, 2003, the inverse of the noon buying rate was US$0.7678 equals $1.00.

                                           NINE MONTHS ENDED
                                             SEPTEMBER 30,              YEAR ENDED DECEMBER 31,
                                        -----------------------   ------------------------------------
                                           2003         2002         2002         2001         2000
                                        ----------   ----------   ----------   ----------   ----------
High for period.......................  US$0.7492    US$0.6619    US$0.6619    US$0.6697    US$0.6969
Low for period........................  US$0.6349    US$0.6200    US$0.6200    US$0.6241    US$0.6410
Rate at end of period.................  US$0.7404    US$0.6304    US$0.6329    US$0.6279    US$0.6669
Average rate for the period(1)........  US$0.7049    US$0.6369    US$0.6370    US$0.6446    US$0.6727

------------

(1) The average of the inverse of the noon buying rate on the last day of each month during the applicable period.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    This Prospectus Supplement and the Prospectus contain both historical and forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"). These forward-looking statements are not facts, but only predictions and generally can be identified by the use of statements that include phrases such as "believe," "expect," "anticipate," "intend," "plan," "foresee" or other words or phrases of similar import. Similarly, statements that describe the Corporation's objectives, plans or goals also are forward-looking statements. These forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those currently anticipated. Certain factors that could materially affect these forward-looking statements are described below and can be found in this Prospectus Supplement and the Prospectus, including under the heading "Risk Factors" in the Prospectus. Potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements included in this document are made only as of the date of this Prospectus Supplement and the Corporation does not undertake to publicly update these forward-looking statements to reflect new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events might or might not occur. The Corporation cannot assure you that projected results or events will be achieved.

    Factors that may adversely impact the Corporation's forward-looking statements include: (i) the rules and regulations in the various markets in which the Corporation operates are subject to change; (ii) future expenditures and allowances relating to environmental requirements and changes in, or liabilities under, these requirements; (iii) risks under the power purchase arrangements pursuant to which the Corporation operates most of its facilities in Alberta, including risks associated with unplanned outages; (iv) changes in the market prices and availability of fuel supplies required to generate electricity, and in the price of electricity; (v) risks relating to the operation of the Corporation's facilities; (vi) currency rate risk and political uncertainty; (vii) trading risks and counterparty risks; (viii) future debt levels; (ix) rapid change and competition in the wholesale power industry; and
(x) future sources of capital funding for the Corporation's capital program. Many of these factors are beyond the Corporation's control and each contributes to the possibility that the Corporation's forward-looking statements will not occur or that actual results, levels of activity and achievements may differ materially from those expressed or implied by such statements. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these risks, uncertainties and factors are interdependent and management's future course of action depends upon its assessment of all information available at that time.

    These and additional factors are described in more detail under the heading "Risk Factors" in the Prospectus and in the annual information form dated
April 3, 2003 (the "Annual Information Form") and the Corporation's management's discussion and analysis of financial condition and results of operations incorporated by reference in this Prospectus Supplement.

                      DOCUMENTS INCORPORATED BY REFERENCE

    This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purposes of the offering of the Notes. The following documents of the Corporation or of CE Generation, LLC ("CE Generation"), as applicable, filed with the Alberta Securities Commission and with the United States Securities and Exchange Commission ("SEC"), are specifically incorporated by reference in, and form an integral part of, this Prospectus Supplement provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in this Prospectus Supplement or in any other subsequently filed document that is also incorporated by reference in this Prospectus
Supplement:

    (a) consolidated annual financial statements and auditors' report for the years ended December 31, 2002 and 2001;

    (b) management's discussion and analysis of financial condition and results of operations for the years ended December 31, 2002 and 2001;

    (c) material change report dated February 3, 2003 with respect to the acquisition by the Corporation of a 50 per cent interest in CE Generation;

    (d) Annual Information Form;

    (e) management proxy circular dated March 14, 2003 prepared in connection with the Corporation's annual meeting of shareholders held on April 30, 2003 (excluding the sections entitled "Report on Executive Compensation", "Comparative Shareholder Return" and "Corporate Governance", which shall be deemed not to be incorporated by reference in this Prospectus Supplement);

    (f) unaudited consolidated interim financial statements for the three and nine month periods ended September 30, 2003 and 2002;

    (g) management's interim discussion and analysis of the financial condition and results of operations for the three and nine month periods ended September 30, 2003 and 2002;

    (h) consolidated annual financial statements and auditors' report thereon of CE Generation for the year ended December 31, 2002; and

    (i) reconciliation to U.S. GAAP of the unaudited consolidated interim financial statements of the Corporation for the three and nine month periods ended September 30, 2003 and 2002.

    Any documents of the type referred to above (excluding confidential material change reports) subsequently filed by the Corporation with the Alberta Securities Commission after the date of this Prospectus Supplement and prior to the termination of the offering of the Notes shall be deemed to be incorporated by reference into this Prospectus Supplement and the Prospectus. These documents are available through the internet on the System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. In addition, any similar documents filed on Form 6-K or Form 40-F by the Corporation with the SEC after the date of this Prospectus Supplement shall be deemed to be incorporated by reference into this Prospectus Supplement and the Prospectus, if and to the extent expressly provided in such report. The Corporation's reports on Forms 6-K and 40-F are available on the SEC's website at www.sec.gov.

    ANY STATEMENT CONTAINED IN THE PROSPECTUS, IN THIS PROSPECTUS SUPPLEMENT OR IN A DOCUMENT INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FOR THE PURPOSE OF THE OFFERING OF THE NOTES SHALL BE DEEMED TO BE MODIFIED OR SUPERSEDED, FOR THE PURPOSES OF THIS PROSPECTUS SUPPLEMENT, TO THE EXTENT THAT A STATEMENT CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR IN ANY OTHER SUBSEQUENTLY FILED DOCUMENT THAT ALSO IS OR IS DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS MODIFIES OR SUPERSEDES THAT STATEMENT. ANY STATEMENT SO MODIFIED OR SUPERSEDED SHALL NOT BE DEEMED, EXCEPT AS SO MODIFIED OR SUPERSEDED, TO CONSTITUTE PART OF THIS PROSPECTUS SUPPLEMENT.

    Copies of the documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents) may be obtained on request without charge from the Corporate Secretary of TransAlta, 110 - 12th Avenue S.W., Calgary, Alberta, Canada, T2R 0G7, Telephone (403) 267-7110.

    The Corporation is subject to the information requirements of the U.S. Exchange Act, and in accordance therewith files reports and other information with the SEC. Under the multi-jurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. The Corporation is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. Under the U.S. Exchange Act, the Corporation is not required to publish financial statements as promptly as United States companies. Such reports and other information may be inspected without charge, and copied upon payment of prescribed fees, at the public reference facility maintained by the SEC at 500 West Madison Street, Chicago, Illinois 60661; and copies of such material may also be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

                                  THE OFFERING

    THE FOLLOWING IS A BRIEF SUMMARY OF SOME OF THE TERMS OF THIS OFFERING. FOR A MORE COMPLETE DESCRIPTION OF THE TERMS OF THE NOTES, SEE "DESCRIPTION OF THE NOTES" IN THIS PROSPECTUS SUPPLEMENT AND "DESCRIPTION OF DEBT SECURITIES" IN THE PROSPECTUS.

ISSUER:                           TransAlta Corporation, a Canadian corporation.

NOTES OFFERED:                    US$300,000,000 aggregate principal amount of 5.750% Senior
                                  Notes due 2013.

INTEREST RATE:                    The Notes will bear interest at the rate of 5.750% per annum from November 25, 2003 or from the most recent date to which interest has been paid or provided for.

INTEREST PAYMENT DATES:           June 15 and December 15 of each year, commencing June 15,
                                  2004.

MATURITY DATE:                    December 15, 2013.

RANKING:                          The Notes will be direct unsecured obligations of the
                                  Corporation and will rank equally and ratably with all other unsubordinated and unsecured indebtedness of the
                                  Corporation. The Notes will be effectively subordinate to
                                  all indebtedness and other liabilities of the Corporation's subsidiaries, except to the extent the Corporation is a
                                  creditor of such subsidiaries ranking at least pari passu
                                  with such other creditors. As at September 30, 2003, the
                                  Corporation's subsidiaries had approximately $835.0 million of long-term debt outstanding (excluding intercompany
                                  indebtedness).

USE OF PROCEEDS:                  The net proceeds to the Corporation from this offering are estimated to be approximately US$297.2 million after
                                  deduction of estimated expenses of the offering and the
                                  underwriting commission. The net proceeds received by the
                                  Corporation from the sale of the Notes will be used for
                                  general corporate purposes, including the repayment of
                                  indebtedness and the financing of the Corporation's
                                  long-term investment plan. Pending such application, the net proceeds may be invested in short-term securities.

SINKING FUND:                     None.

OPTIONAL AND TAX REDEMPTION:      The Corporation may redeem the Notes, in whole or in part, at any time, at the "make-whole" price described in this
                                  Prospectus Supplement. See "Description of the
                                  Notes--Optional Redemption" in this Prospectus Supplement.

                                  The Corporation may also redeem all of the Notes in whole, but not in part, at the redemption price described in this
                                  Prospectus Supplement at any time in the event certain
                                  changes affecting Canadian withholding taxes occur. See
                                  "Description of the Notes--Tax Redemption" in this
                                  Prospectus Supplement.

CERTAIN COVENANTS:                The indenture pursuant to which the Notes will be issued
                                  contains certain covenants that, among other things, limit:

                                  - the ability of the Corporation and its subsidiaries to
                                    create liens;

                                  - the ability of the Corporation to enter into sale and
                                  leaseback transactions; and

                                  - the ability of the Corporation to merge, amalgamate or
                                  consolidate with, or sell all or substantially all of its
                                    assets to, any other person.

                                  See "Description of Debt Securities--Covenants" in the
                                  Prospectus. These covenants are subject to important
                                  exceptions and qualifications which are

                                  described under the caption "Description of Debt Securities"
                                  in the Prospectus.

CREDIT RATINGS:                   The Corporation's senior unsecured long-term debt has been rated BBB- by Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies Inc. ("S&P") and Baa2 by
                                  Moody's Investor Service, Inc. ("Moody's") (Moody's and S&P
                                  are each, a "Rating Agency"). The rating outlook from S&P is stable. Moody's has assigned a negative outlook to its
                                  rating. Credit ratings are intended to provide investors
                                  with an independent measure of credit quality of an issue of securities. The credit ratings accorded to the Notes by S&P and Moody's are not recommendations to purchase, hold or
                                  sell the Notes inasmuch as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that the ratings will remain in effect for any given period or that a rating will not be revised or
                                  withdrawn entirely by a Rating Agency in the future if, in its judgment, circumstances so warrant.

ADDITIONAL AMOUNTS:               Any payments made by the Corporation with respect to the
                                  Notes will be made without withholding or deduction for
                                  Canadian taxes unless required to be withheld or deducted by law or by the interpretation or administration thereof.
                                  Subject to the exceptions and limitations set forth in the
                                  Prospectus, if the Corporation is required to withhold or
                                  deduct for Canadian taxes with respect to a payment to the holders of Notes, the Corporation will pay to any holder of
                                  Notes that is a non-resident of Canada under the INCOME TAX
                                  ACT (Canada), such additional amounts as may be necessary so that every net payment on the Notes after such withholding or deduction will not be less than the amount provided in
                                  the Notes to be then due and payable. See "Description of
                                  Debt Securities--Payment of Additional Amounts" in the
                                  Prospectus.

FORM:                             The Notes will be represented by one or more fully
                                  registered global notes deposited in book-entry form with, or on behalf of, The Depository Trust Company, and
                                  registered in the name of its nominee. See "Description of the Notes--Book-Entry System" in this Prospectus Supplement.
                                  Except as described under "Description of the Notes" in this
                                  Prospectus Supplement and "Description of Debt Securities"
                                  in the Prospectus, Notes in certificated form will not be
                                  issued.

GOVERNING LAW:                    The Notes and the indenture governing the Notes will be
                                  governed by the laws of the State of New York.

RISK FACTORS:                     See "Risk Factors" in the Prospectus and in the Annual
                                  Information Form and the Corporation's management's interim discussion and analysis of financial condition and results of operations for the three and nine months ended
                                  September 30, 2003 and 2002 which are incorporated by
                                  reference in this Prospectus Supplement, for a discussion of certain factors that you should carefully consider before
                                  investing in the Notes.

                                THE CORPORATION

    TransAlta Corporation is a corporation amalgamated under the CANADA BUSINESS CORPORATIONS ACT. The registered office and principal place of business of TransAlta are at 110 - 12th Avenue S.W., Calgary, Alberta, Canada, T2R 0G7.

    The principal subsidiaries of the Corporation and their respective jurisdictions of formation are set out below.

                     [CORPORATION ORGANIZATIONAL FLOWCHART]

------------

(1) Reflects the ownership interest of TransAlta Energy Corporation ("TransAlta Energy") in TransAlta Power, L.P. ("TransAlta Power") as at October 31, 2003. The remaining limited partnership interest in TransAlta Power is held by the public, other than a 0.01 per cent interest held by TransAlta
    Power Ltd., the general partner of TransAlta Power. On July 31, 2003, TransAlta Power issued to TransAlta Energy an aggregate of 17,750,000 limited partnership units ("TransAlta Power Units") of TransAlta Power (representing approximately 25 per cent of the outstanding TransAlta Power Units). Pursuant to a delivery agreement (the "Delivery Agreement") dated July 18, 2003 among TransAlta Power, TransAlta Energy and CIBC Mellon Trust Company, as TransAlta Power Unit purchase warrants ("Warrants") that were issued to the public by TransAlta Power on July 31, 2003 are exercised, TransAlta Energy will sell to TransAlta Power that number of the TransAlta Power Units held by it equal to the number of TransAlta Power Units issued upon exercise of the Warrants. The Warrants expire on August 3, 2004. TransAlta Energy is expected to hold at that time the number of TransAlta Power Units equal to the number of Warrants that were not exercised by the holders thereof prior to expiry.

    TransAlta and its predecessors have been engaged in the production and sale of electric energy since 1911. The Corporation is among Canada's largest non-regulated electric generation and energy marketing companies with an aggregate net ownership interest of over 8,500 megawatts ("MW") of generating capacity operating or under construction (of which approximately 225 MW is under construction) in facilities having approximately 10,200 MW of aggregate generating capacity. The Corporation is focused on generating electricity in Canada, the United States, Mexico and Australia through its diversified portfolio of facilities fuelled by coal, gas, hydroelectric, wind and geothermal resources. The following is a brief overview of the Corporation's principal facilities.

    In Alberta, the Corporation holds a net ownership interest of over 4,980 MW of generating capacity in coal-fired, gas-fired, wind-powered and hydroelectric facilities which are operating or under construction (of which approximately
225 MW is under construction). On January 1, 2001, the Corporation's Alberta coal-fired and hydroelectric generating plants began operating under the Alberta government mandated power purchase arrangements which established committed capacity and electrical energy generation requirements and availability targets to be achieved by each coal-fired plant, energy and ancillary services obligations for the hydroelectric plants, and the price at which power would be supplied. The Corporation believes that it has positioned itself to capitalize on opportunities created by the deregulation of the Alberta energy market with its extensive facilities located in Alberta and its experience as a developer of non-regulated independent power projects. The Corporation also has several gas-fired cogeneration facilities in Ontario, including a 575 MW facility in Sarnia.

    In the United States, the Corporation's principal facilities include the 1,404 MW coal-fired plant in Centralia, Washington and the nearby 248 MW Big Hanaford gas-fired facility, both of which supply electricity to the Pacific Northwest. In January 2003, the Corporation completed the acquisition of a 50 per cent interest in CE Generation which has an aggregate net ownership interest of approximately 756 MW of operating electrical generating capacity in facilities in California, Texas, Arizona and New York.

    In Mexico, the Corporation has two facilities with a combined capacity of 511 MW. The 252 MW Campeche facility commenced commercial operations in May 2003, and the 259 MW Chihuahua facility commenced commercial operations in September 2003.

    The Corporation also has an aggregate net ownership interest of 280 MW of electrical generating capacity in Australia.

    The Corporation is organized into two business segments: generation and energy marketing. The generation group is responsible for constructing, operating and maintaining power generation facilities. The energy marketing group is responsible for managing the sale of production and market risks associated with the Corporation's generation assets (the financial results and costs of which are included in the generation segment) and for non-asset backed trading activities. Both segments are supported by a corporate group which includes finance, treasury, legal, human resources and other administrative functions. The corporate group is also responsible for the Corporation's sustainable development initiatives, including investments in renewable energy resources.

                              RECENT DEVELOPMENTS

THIRD QUARTER HIGHLIGHTS

    On October 23, 2003, the Corporation announced third quarter 2003 earnings from continuing operations of $118.4 million ($0.62 per share), compared to $70.3 million ($0.42 per share) for the third quarter 2002. Earnings included $145.8 million of after-tax gains related to the sale of the coal-fired Sheerness Generating Station which closed on July 31, 2003 and a $55.4 million after-tax asset impairment charge related to its gas turbines. Earnings from continuing operations for the nine months ended September 30, 2003 were $190.4 million ($1.04 per share), compared to $128.8 million ($0.76 per share) for the same period in 2002, while net earnings for the same periods were $190.4 million ($1.04 per share) and $251.6 million ($1.48 per share), respectively. Financial results for the third quarter reflect increased maintenance at the Alberta thermal plants, the addition of several new power plants and lower hydro production.

    Production at the Corporation's facilities was 13,687 gigawatt-hours during the third quarter 2003, up 16 per cent (1,937 gigawatt-hours) compared to the same period in 2002, due to the acquisition of CE Generation and the new power plant additions, which was partially offset by increased maintenance at the Alberta thermal plants and lower water levels for the Corporation's hydro plants. Average availability of the Corporation's facilities for the third quarter 2003 was 88.8 per cent, down from 89.4 per cent in the third quarter 2002, primarily due to planned maintenance.

    Cash generated from operating activities for the third quarter 2003 was $147.0 million, compared to cash used in operating activities of $14.2 million in the third quarter 2002. This increase was primarily due to the impact on earnings in 2002 of the settlement of a disputed ancillary services revenue issue with the Balancing Pool of Alberta ($49.9 million) and certain cash tax obligations ($55.6 million).

                                USE OF PROCEEDS

    The net proceeds to the Corporation from this offering are estimated to be approximately US$297.2 million after deduction of estimated expenses of the offering and the underwriting commission. The net proceeds received by the Corporation from the sale of the Notes will be used for general corporate purposes, including the repayment of indebtedness and the financing of the Corporation's long-term investment plan. Pending such application, the net proceeds may be invested in short-term securities.

                          CONSOLIDATED CAPITALIZATION

    The following table sets forth the Corporation's consolidated capitalization as at September 30, 2003 on an actual basis and as adjusted to give effect to this offering and to the application of the net proceeds as described under the heading "Use of Proceeds". This table has been prepared in accordance with Canadian GAAP and should be read in conjunction with the Corporation's consolidated interim financial statements as at and for the nine months ended September 30, 2003 and 2002 which are incorporated by reference in this Prospectus Supplement. For the purposes of the following table, U.S. dollar amounts have been converted to Canadian dollars at an exchange rate of US$0.7415 equals $1.00.

                                                               AS AT SEPTEMBER 30, 2003
                                                              --------------------------
                                                               ACTUAL        AS ADJUSTED
                                                              ---------      -----------
                                                                    (IN MILLIONS)
Long-term debt:
  Debentures due 2003 to 2033(1)............................  $1,863.3        $1,513.3
  Notes payable--Windsor-Essex facility due 2003 to
    2014(2).................................................      59.5            59.5
  Capital lease obligation due 2004(3)......................       7.3             7.3
  Preferred securities due 2048 and 2050(4).................      15.8            15.8
  Commercial paper--US$76.2 million(5)......................     102.8            52.0
  Bank credit facilities--Campeche(6).......................     180.2           180.2
  Senior Notes due 2012--US$300.0 million(7)................     404.6           404.6
  CE Generation non-recourse notes and
    bonds--US$449.5 million(8)..............................     606.3           606.3
  Senior Notes offered hereby...............................        --           404.6
                                                              --------        --------
                                                               3,239.8         3,243.6
Less current portion(1).....................................    (415.4)          (14.6)
                                                              --------        --------
    Total long-term debt....................................   2,824.4         3,229.0

Non-controlling interests(9)................................     446.6           446.6
Preferred securities, due 2048 and 2050(4)..................     451.0           451.0

Common shareholders' equity:
  Common shares(10).........................................   1,540.1         1,540.1
  Retained earnings(11)(12).................................     937.8           934.0
  Cumulative translation adjustment.........................     (26.1)          (26.1)
                                                              --------        --------
Total common shareholders' equity...........................   2,451.8         2,448.0
                                                              --------        --------
Total capitalization........................................  $6,589.2        $6,589.2
                                                              ========        ========

------------

(1) The debentures bear interest at fixed rates. TransAlta Utilities Corporation, a wholly-owned subsidiary of the Corporation, has issued
    $798.4 million principal amount of the debentures and has granted a floating charge on its assets and property as security for repayment of these debentures. Debentures of TransAlta Utilities Corporation of $100.0 million principal amount maturing in 2023 and $50.0 million principal amount maturing in 2033 are redeemable at the option of the holders in 2008 and 2009, respectively. Debentures of the Corporation of $150.0 million principal amount maturing in 2005 are extendible until 2030 at the option of the holders. Debentures in the aggregate principal amount of $350.0 million mature on December 15, 2003.

(2) The notes payable are secured by the Windsor Essex facility, bear interest at fixed rates and are recourse to the Corporation through a standby letter of credit.

(3) Certain coal mining assets of TransAlta Utilities Corporation have been provided as collateral for a capital lease obligation. The obligation bears interest at a fixed rate.

(4) The debt component amount of the preferred securities represents the present value of the aggregate principal amount of $300.0 million due in 2048 and $175.0 million due in 2050. Interest accretion at the coupon rate is included in interest expense. Under U.S. GAAP, the entire amount of these preferred securities would be classified as debt, with no equity component.

(5) A total of $198.2 million in commercial paper was outstanding as at September 30, 2003. As part of its hedging strategy, the Corporation has designated US$77.3 million of its U.S. dollar commercial paper as a long-term hedge against its net investment in its U.S. operations.

(6) In December 2000, the Corporation established a US$133.6 million, sixteen-year credit facility for the financing of the construction of its Campeche plant in Mexico. As at September 30, 2003, the borrowing totalled US$133.6 million bearing interest at LIBOR plus 2.25%, increasing to LIBOR plus 3.25% by 2016. Of the credit facility LIBOR position, 70 per cent has been effectively converted to a fixed interest rate of 7.4% per annum through a swap agreement.

(7) In June 2002, the Corporation issued debt of US$300.0 million under the Prospectus and a related prospectus supplement dated June 20, 2002, of which US$297.0 million of net proceeds was received by the Corporation after expenses and payment of the underwriting commission. The notes bear interest at 6.75% per annum and mature on July 15, 2012. This debt has been designated as a hedge against the Corporation's net investment in its U.S. and Mexican operations.

(8) The CE Generation non-recourse loans, notes and bonds represent the Corporation's proportionate share of CE Generation debt instruments. For further information, refer to the CE Generation consolidated annual financial statements for the year ended December 31, 2002, incorporated by reference herein.

(9) TransAlta Energy holds a direct 50.00 per cent interest in TransAlta Cogeneration, L.P. ("TransAlta Cogeneration"), an Ontario limited partnership. The remaining interest in TransAlta Cogeneration is held by its general partner, TransAlta Cogeneration Ltd., which is a wholly-owned subsidiary of TransAlta Energy, as to 0.01 per cent, and by TransAlta Power, as to 49.99 per cent. On July 31, 2003, TransAlta Power issued to TransAlta Energy an aggregate of 17,750,000 TransAlta Power Units (representing approximately 25 per cent of the outstanding TransAlta Power Units). Pursuant to the Delivery Agreement, as Warrants are exercised, TransAlta Energy will sell to TransAlta Power that number of the TransAlta Power Units held by it equal to the number of TransAlta Power Units issued upon exercise of the Warrants. The Warrants expire on August 3, 2004. TransAlta Energy is expected to hold at that time the number of TransAlta Power Units equal to the number of Warrants that were not exercised by the holders thereof prior to expiry.

(10) The Corporation is authorized to issue an unlimited number of voting common shares ("Common Shares") without nominal or par value. The Corporation has a performance share ownership plan and a share option plan which together currently permit an aggregate of 13.0 million Common Shares to be reserved for issuance pursuant to agreements with and options granted to employees and officers of the Corporation. As at September 30, 2003, options to purchase an aggregate of 3.0 million Common Shares were outstanding at prices ranging from $13.12 to $27.70 per Common Share.

(11) Effective January 1, 2003, the Corporation adopted one year early, as encouraged by the Canadian Institute of Chartered Acccountants ("CICA"), the new CICA standard for accounting for asset retirement obligations. The impact of this standard on the December 31, 2002 balance sheet is disclosed in note 1 to the unaudited consolidated interim financial statements of the Corporation for the three and nine month periods ended September 30, 2003, which are incorporated by reference herein.

(12) Under U.S. GAAP, the retained earnings balance was $943.4 million as at September 30, 2003.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The selected consolidated financial data as at and for each of the two years ended December 31, 2002 and 2001 have been derived from the Corporation's annual consolidated financial statements which are incorporated by reference in this Prospectus Supplement. The Corporation's selected consolidated financial data as at and for the nine months ended September 30, 2003 and 2002 has been derived from its interim consolidated financial statements incorporated by reference in this Prospectus Supplement. The interim financial results reflect all adjustments which, in the opinion of management, are necessary for a fair statement of the results. Historical and interim results are not necessarily indicative of the results to be expected in the future.

    The Corporation's consolidated financial statements are prepared in accordance with Canadian GAAP. Canadian GAAP conforms in all material respects with U.S. GAAP, except as described in note 27 to the Corporation's consolidated financial statements as at and for the year ended December 31, 2002, and the U.S. GAAP reconciliation for the interim consolidated financial statements of the Corporation as at and for the nine months ended September 30, 2003 and 2002, both of which are incorporated by reference in this Prospectus Supplement. The selected consolidated financial data should be read in conjunction with the Corporation's annual consolidated financial statements and interim consolidated financial statements, and the notes thereto, and management's discussion and analysis of financial condition and results of operations related thereto, all of which are incorporated by reference in this Prospectus Supplement.

                                                                 YEAR ENDED          NINE MONTHS ENDED
                                                                DECEMBER 31,           SEPTEMBER 30,
                                                            --------------------   ---------------------
                                                             2001(1)    2002(1)     2002(1)     2003(1)
                                                            ---------   --------   ----------   --------
                                                                           (IN MILLIONS)
                                                                                   (RESTATED)
INCOME STATEMENT ITEMS:
REVENUES..................................................  $ 2,319.4   $1,723.9    $1,206.3    $1,787.2
Fuel and purchased power..................................   (1,230.6)   (703.6)      (447.3)     (784.3)
                                                            ---------   --------    --------    --------
GROSS MARGIN..............................................  $ 1,088.8   $1,020.3    $  759.0    $1,002.9

Operations, maintenance and administration................      392.2     420.5        285.4       412.7
Depreciation and amortization.............................      191.2     219.0        174.5       246.6
Asset impairment and equipment cancellation charges.......      118.8     152.5           --        84.7
Gain on sale of Sheerness Generating Station..............         --        --           --      (191.5)
Taxes, other than income taxes............................       18.7      27.4         19.8        17.5
                                                            ---------   --------    --------    --------
Total operating expenses..................................      720.9     819.4        479.7       570.0

OPERATING INCOME..........................................  $   367.9   $ 200.9     $  279.3    $  432.9

Other income/(expense)....................................        1.5       0.1         (0.9)       (2.2)
Foreign exchange gains/(losses)...........................        0.8       1.2          0.3        (6.7)
Net interest expense......................................      (88.1)    (82.7)       (58.7)     (132.2)
Prior period regulatory decisions.........................       11.0      (3.3)        (3.3)         --
                                                            ---------   --------    --------    --------
EARNINGS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES
  AND NON-CONTROLLING INTERESTS...........................  $   293.1   $ 116.2     $  216.7    $  291.8

Income taxes..............................................       89.9      18.1         57.2        64.5
Non-controlling interests.................................       20.6      20.1         14.5        19.8
                                                            ---------   --------    --------    --------
EARNINGS FROM CONTINUING OPERATIONS.......................  $   182.6   $  78.0     $  145.0    $  207.5

Earnings from discontinued operations, net of tax.........       45.1      12.8         12.8          --
Gain on disposal of discontinued operations, net of tax...         --     120.0        110.0          --
                                                            ---------   --------    --------    --------
NET EARNINGS..............................................  $   227.7   $ 210.8     $  267.8    $  207.5

Preferred securities distributions, net of tax............       13.1      20.9         16.2        17.1
                                                            ---------   --------    --------    --------

NET EARNINGS APPLICABLE TO COMMON SHAREHOLDERS............  $   214.6   $ 189.9     $  251.6    $  190.4
                                                            =========   ========    ========    ========
Diluted net earnings per share............................  $    1.25   $  1.12     $   1.48    $   1.04

                                                              AS AT DECEMBER 31,      AS AT SEPTEMBER 30,
                                                            ----------------------   ---------------------
                                                             2001(1)     2002(1)      2002(1)     2003(1)
                                                            ---------   ----------   ---------   ---------
                                                                            (IN MILLIONS)
                                                                        (RESTATED)
BALANCE SHEET ITEMS:
Current assets............................................  $ 1,055.6    $  948.6    $  990.0    $  788.6
Property, plant and equipment (net of accumulated
  depreciation)...........................................    6,094.8     6,094.2     6,013.6     6,913.0
Total assets..............................................    7,606.4     7,414.9     7,397.4     8,333.0
Current liabilities.......................................    1,437.7     1,351.4       796.9     1,145.2
Long-term debt (excluding current portion)................    2,406.8     2,351.2     2,732.5     2,824.4
Total liabilities.........................................    4,883.1     4,608.1     4,555.0     4,983.6
Common shareholders' equity...............................    1,989.7     2,092.1     2,113.2     2,451.8
Total shareholders' equity................................    2,442.3     2,543.8     2,565.2     2,902.8

                                                                 YEAR ENDED          NINE MONTHS ENDED
                                                                DECEMBER 31,           SEPTEMBER 30,
                                                            --------------------   ---------------------
                                                             2001(1)    2002(1)     2002(1)     2003(1)
                                                            ---------   --------   ----------   --------
                                                                           (IN MILLIONS)
                                                                                   (RESTATED)
CASH FLOW STATEMENT ITEMS:
Cash flow from operating activities before change in
  non-cash operating working capital(2)...................  $   650.0   $ 487.1     $  391.5    $  399.9
Capital expenditures......................................    1,246.5     945.8        751.2       505.0
Acquisitions..............................................        9.8      40.1           --       323.4

KEY RATIOS:
Cash flow to interest(2)(3)...............................        5.4x      3.5x         3.9x        3.1x
Cash flow to average total debt(2)(4).....................         23%       16%          20%         16%
Net debt to invested capital(5)...........................         52%       50%          49%         49%

------------

(1) As discussed in note 1 to the interim consolidated financial statements of the Corporation for the three and nine month periods ended September 30, 2003, which are incorporated by reference herein, effective January 1, 2003, the Corporation adopted one year early, as encouraged by the CICA, the new CICA standard for accounting for asset retirement obligations. The selected consolidated balance sheet data as at December 31, 2002 and the selected consolidated income statement data for the nine months ended September 30, 2002 have been restated for the impact of the adoption of this accounting standard. Had the selected consolidated financial data for the other periods presented been restated, the impact would be as follows:

    Year ended December 31, 2001:
    Fuel and purchased power would have decreased by $43.5 million, depreciation and amortization would have increased by $21.6 million, operating income and earnings from continuing operations before income taxes and non-controlling interests would have each increased by $21.9 million, income taxes would have increased by $7.7 million and earnings from continuing operations, net earnings and net earnings applicable to common shareholders would have each increased by $14.2 million.

    As at December 31, 2001:
    As at December 31, 2001, property, plant and equipment (net of accumulated depreciation) and total assets would have each decreased by $27.3 million and total liabilities would have decreased by $70.1 million and common shareholders' equity and total shareholders' equity would have each increased by $42.8 million.

    Year ended December 31, 2002:
    Fuel and purchased power would have decreased by $39.0 million, depreciation and amortization would have increased by $24.0 million, operating income and earnings from continuing operations before income taxes and non-controlling interests would have each increased by $15.0 million, income taxes would have increased by $5.3 million and earnings from continuing operations, net earnings and net earnings applicable to common shareholders would have each increased by $9.7 million.

    As at September 30, 2002:
    As at September 30, 2002, plant and equipment (net of accumulated depreciation) and total assets would have each decreased by $4.6 million and total liabilities would have decreased by $54.8 million and common shareholders' equity and total shareholders' equity would have each increased by $50.2 million.

(2) Cash flow from operating activities before change in non-cash operating working capital is one measure used by the Corporation to assess operating results. Cash flow from operating activities before change in non-cash operating working capital should not be considered an alternative to, or more meaningful than, cash flow from operating activities, cash flow from operating, investing and financing activities or net income as determined in accordance with Canadian GAAP as an indicator of the Corporation's performance or liquidity. Cash flow from operating activities before change in non-cash operating working capital may not be comparable to similarly titled measures reported by other companies.

    Cash flow from operating activities before change in non-cash operating working capital has been calculated on a consistent basis for the years ended December 31, 2002 and 2001 and the nine months ended September 30, 2003 and 2002 and is reconciled, as required by Regulation G promulgated by the SEC as required by the Sarbanes-Oxley Act of 2002 ("Regulation G"), to cash flow from operating activities below.

                                                                         YEAR ENDED                     NINE MONTHS ENDED
                                                                        DECEMBER 31,                      SEPTEMBER 30,
                                                                  -------------------------         -------------------------
                                                                    2001             2002             2002             2003
                                                                  --------         --------         --------         --------
    Cash flow from operating activities before change in
      non-cash operating working capital........................   $650.0           $487.1           $391.5           $399.9
    Change in non-cash operating working capital................     65.6            (49.4)          (143.3)           191.2
                                                                   ------           ------           ------           ------
    Cash flow from operating activities.........................   $715.6           $437.7           $248.2           $591.1
                                                                   ======           ======           ======           ======

(3) Cash flow from operating activities before change in non-cash operating working capital and net interest expense divided by gross interest expense, in each case, for the years ended and the nine months ended, as applicable.

    Gross interest expense reflects the Corporation's net interest expense plus capitalized interest. Gross interest expense should not be considered an alternative to, or more meaningful than, net interest expense as determined in accordance with Canadian GAAP. Gross interest expense may not be comparable to similarily titled measures reported by other companies.

    Gross interest expense has been calculated on a consistent basis for the years ended December 31, 2002 and 2001 and the nine months ended
    September 30, 2003 and 2002 and is reconciled, as required by Regulation G, to net interest expense below.

                                                                         YEAR ENDED                     NINE MONTHS ENDED
                                                                        DECEMBER 31,                      SEPTEMBER 30,
                                                                  -------------------------         -------------------------
                                                                    2001             2002             2002             2003
                                                                  --------         --------         --------         --------
    Net interest expense........................................   $ 88.1           $ 82.7           $ 58.7           $132.2
    Capitalized interest........................................     48.3             79.1             58.1             40.6
                                                                   ------           ------           ------           ------
    Gross interest expense......................................   $136.4           $161.8           $116.8           $172.8
                                                                   ======           ======           ======           ======
    Cash flow from operating activities divided by gross
      interest expense..........................................      5.2x             2.7x             2.1x             3.4x

(4) Cash flow from operating activities before change in non-cash operating working capital for the twelve months ended divided by the average of total debt.

    Average of total debt is calculated using the opening and closing total debt as of each twelve month period presented. Total debt reflects the Corporation's short-term and long-term debt, including the current portion of long-term debt. Average total debt and total debt should not be considered alternatives to, or more meaningful than, short-term debt, long-term debt or current portion of long-term debt as determined in accordance with Canadian GAAP as an indicator of the Corporation's liquidity. Average of total debt and total debt may not be comparable to similarily titled measures reported by other companies.

    Average of total debt and total debt have been calculated on a consistent basis for and as at the years ended December 31, 2002 and 2001 and for and as at the twelve months ended September 30, 2003 and 2002. Total debt is reconciled, as required by Regulation G, to long-term debt below.

                                                                    AS AT DECEMBER 31,              AS AT SEPTEMBER 30,
                                                              ------------------------------   ------------------------------
                                                                2000       2001       2002       2001       2002       2003
                                                              --------   --------   --------   --------   --------   --------
    Total debt..............................................  $2,674.1   $3,048.3   $2,996.6   $2,924.2   $2,839.2   $3,339.2
    Short-term debt.........................................    (472.7)    (537.2)    (290.0)    (543.0)      (1.5)     (99.4)
    Current portion of long-term debt.......................     (79.6)    (104.3)    (355.4)      (4.2)    (105.2)    (415.4)
                                                              --------   --------   --------   --------   --------   --------
    Long-term debt..........................................  $2,121.8   $2,406.8   $2,351.2   $2,377.0   $2,732.5   $2,824.4
                                                              ========   ========   ========   ========   ========   ========
    Average of long-term debt...............................             $2,264.3   $2,379.0              $2,554.8   $2,778.5
                                                                         ========   ========              ========   ========
    Cash flow from operating activities for the twelve
      months ended divided by average of long-term debt.....                   32%        18%                   15%        28%

(5) Net debt divided by the sum of net debt, non-controlling interests, preferred securities and common shareholders' equity.

    Net debt is calculated as the Corporation's total debt less cash and cash equivalents for the periods presented. Net debt should not be considered an alternative to, or more meaningful than, long-term debt as determined in accordance with Canadian GAAP as an indicator of the Corporation's liquidity. Net debt may not be comparable to similarily titled measures reported by other companies.

    Net debt has been calculated on a consistent basis as at December 31, 2002 and 2001 and September 30, 2003 and 2002 and is reconciled, as required by Regulation G, to long-term debt below.

                                                                         AS AT                 AS AT
                                                                     DECEMBER 31,          SEPTEMBER 30,
                                                                  -------------------   -------------------
                                                                    2001       2002       2002       2003
                                                                  --------   --------   --------   --------
    Net debt....................................................  $2,986.3   $2,853.3   $2,718.6   $3,223.9
    Cash and cash equivalents...................................      62.0      143.3      120.6      115.3
    Short-term debt.............................................    (537.2)    (290.0)      (1.5)     (99.4)
    Current portion of long-term debt...........................    (104.3)    (355.4)    (105.2)    (415.4)
                                                                  --------   --------   --------   --------
    Long-term debt..............................................  $2,406.8   $2,351.2   $2,732.5   $2,824.4
                                                                  ========   ========   ========   ========
    Long-term debt divided by the sum of long-term debt,
      non-controlling interests, preferred securites and common
      shareholders' equity......................................        47%        46%        49%        46%

                            DESCRIPTION OF THE NOTES

    The following description of the terms of the Notes supplements, and to the extent inconsistent therewith replaces, the description set forth under the heading "Description of Debt Securities" in the Prospectus and should be read in conjunction with such description. In this section, "Corporation" refers only to TransAlta Corporation without any of its subsidiaries, unless otherwise stated. All capitalized terms used under this heading "Description of the Notes" and not otherwise defined herein have the meanings provided for in the Prospectus.

GENERAL

    The Notes will be direct unsecured obligations of the Corporation and will rank equally and ratably with all other unsubordinated and unsecured indebtedness of the Corporation.

    Payment of the principal, premium, if any, and interest on the Notes will be made in U.S. dollars.

    The provisions of the Indenture relating to the payment of additional amounts in respect of Canadian withholding taxes in certain circumstances (described under the heading "Description of Debt Securities--Payment of Additional Amounts" in the Prospectus) and the provisions of the Indenture relating to the redemption of Notes in the event of specified changes in Canadian withholding tax laws or the enforcement or interpretation thereof on or after the date of this Prospectus Supplement (described under the heading "Description of The Notes--Tax Redemption" below) will apply to the Notes.

    The Notes will be effectively subordinate to all indebtedness and other liabilities of the Corporation's subsidiaries, except to the extent the Corporation is a creditor of such subsidiaries ranking at least pari passu with such other creditors. As at September 30, 2003, the Corporation's subsidiaries had approximately $835.0 million of long-term debt outstanding (excluding intercompany indebtedness).

    The Notes will initially be issued in an aggregate principal amount of US$300,000,000 and will mature on December 15, 2013. The Notes will bear interest at the rate of 5.750% per annum from November 25, 2003 or from the most recent date to which interest has been paid or provided for, payable semi-annually on June 15 and December 15 of each year, commencing June 15, 2004, to the persons in whose names the Notes are registered at the close of business on the preceding June 1 or December 1, respectively. Interest shall be computed assuming a 360-day year consisting of twelve 30-day months.

    The Corporation may from time to time, without the consent of the holders of the Notes, create and issue additional Notes after this offering. The Notes and any additional Notes subsequently issued under the Indenture will be treated as a single class for all purposes under the Indenture (except in respect of the payment of interest accruing prior to the issue date of the additional Notes and the first payment of interest following the issue date of the additional Notes), including, without limitation, waivers, amendments, redemptions and offers to purchase.

    The Notes will not be entitled to the benefits of any sinking fund.

OPTIONAL REDEMPTION

    The Notes will be redeemable as a whole, or in part, at the option of the Corporation at any time, at a redemption price equal to the greater of:
(i) 100% of the principal amount of such Notes and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points, plus in each case, accrued interest thereon to the date of redemption.

    "TREASURY RATE" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

    "COMPARABLE TREASURY ISSUE" means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such Notes.

    "INDEPENDENT INVESTMENT BANKER" means one of the Reference Treasury Dealers appointed by the Trustee after consultation with the Corporation.

    "COMPARABLE TREASURY PRICE" means, with respect to any redemption date,
(i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (ii) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

    "REFERENCE TREASURY DEALER QUOTATIONS" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and ask prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 3:30 p.m. New York time on the third business day preceding such redemption date.

    "REFERENCE TREASURY DEALER" means each of Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, HSBC Securities (USA) Inc. and ABN AMRO Incorporated, plus one other to be determined by the Corporation, or their respective affiliates which are primary U.S. Government securities dealers, and their respective successors; provided, however, that if any of the foregoing or their respective affiliates shall cease to be a primary
U.S. Government securities dealer in The City of New York (a "Primary Treasury Dealer"), the Corporation shall substitute therefor another Primary
Treasury Dealer.

    Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of Notes to be redeemed.

    Unless the Corporation defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portions thereof called for redemption.

TAX REDEMPTION

    The Notes will be subject to redemption at any time, in whole but not in part, at the option of the Corporation, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice as described below, if
(1) TransAlta determines that (a) as a result of any change in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the date of this Prospectus Supplement, TransAlta has or will become obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to the Notes as described under "Payment of Additional Amounts" in the Prospectus; or (b) on or after the date of this Prospectus Supplement, any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada or any political subdivision or taxing authority thereof or therein, including any of those actions specified in (a) above, whether or not such action was taken or decision was rendered with respect to TransAlta, or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to TransAlta of legal counsel of recognized standing, will result in TransAlta becoming obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to the Notes and (2) in any such case, TransAlta in its business judgment determines that such obligation cannot be avoided by the use of reasonable measures available to TransAlta; provided however, that (i) no such notice of redemption may be given earlier than 60 days prior to the earliest date on which TransAlta would be obligated to pay such additional amounts were a payment in respect of the Notes then due, and (ii) at the time such notice of redemption is given, such obligation to pay such additional amounts remains in effect; and provided further, that any such notice of redemption shall be given no later than 30 days prior to such redemption.

    In the event that TransAlta elects to redeem the Notes pursuant to the provisions set forth in the preceding paragraph, TransAlta shall deliver to the Trustee a certificate, signed by an authorized officer, stating that TransAlta is entitled to redeem the Notes pursuant to their terms.

BOOK-ENTRY SYSTEM

    The Depository Trust Company ("DTC") will act as securities depository for the Notes. The Notes will be issued as fully registered Notes registered in the name of Cede & Co. (as nominee of DTC). One or more fully registered global Notes (the "Global Notes") will be issued for each of the Notes, in the aggregate principal amount of the issue, and will be deposited with DTC. The provisions set forth under the heading "Description of Debt Securities--Global Securities" in the Prospectus will be applicable to the Notes. Accordingly, beneficial interests in the Notes will be shown on, and transfers of the Notes will be effected, only through, records maintained by DTC and its Direct and Indirect Participants (defined below). Except as described under the heading "Description of Debt Securities--Registered Global Securities" in the accompanying Prospectus, owners of beneficial interests in the Registered Global Securities representing the Notes will not be entitled to receive Notes in definitive form and will not be considered Holders of Notes under the Indenture.

    The following is based on information furnished by DTC:

    DTC is a limited purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a clearing agency registered pursuant to the provisions of Section 17A of the U.S. Exchange Act. DTC holds securities that its participants ("Direct Participants") deposit with DTC. DTC also facilitates the settlement among participants of notes transactions, such as transfers and pledges, in deposited notes through electronic computerized book-entry charges in participants' accounts, thereby eliminating the need for physical movement of notes certificates. Direct Participants include:

    - securities brokers and dealers;

    - banks;

    - trust companies;

    - clearing corporation; and

    - certain other organizations.

    DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its participants are on file with the SEC.

    Purchases of Notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the Notes on DTC's records. The ownership interest of each actual purchaser of Notes represented by the Global Notes (a "Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participant's records. Beneficial Owners will not receive written confirmation from DTC of their purchases but Beneficial Owners are expected to receive written confirmation providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners entered into the transaction. Transfers of ownership interests in the Global Notes representing the Notes are to be accomplished by entries made on the books of participants acting on behalf of Beneficial Owners. Beneficial Owners of the Global Notes representing Notes will not receive certificated Notes representing their ownership interests, except in the event that use of the book-entry system for the

Notes is discontinued or upon the occurrence of certain other events described in the Prospectus. Any certificated notes representing ownership interests in the Notes will be in registered form.

    To facilitate subsequent transfers, the Global Notes representing Notes which are deposited with, or on behalf of, DTC are registered in the name of DTC's nominee, Cede & Co. or such other name as may be requested by an authorized representative of DTC. The deposit of the Global Notes with DTC and their registration in the name of Cede & Co. or such other nominee does not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Global Notes representing the Notes. DTC's records reflect only the identity of the Direct Participants to whose accounts the Notes are credited, which may or may not be the Beneficial Owners. The Direct Participants will remain responsible for keeping account of their holdings on behalf of their customers.

    Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

    Neither DTC nor Cede & Co. (nor such other DTC nominee) will consent or vote with respect to the Global Notes representing the Notes. Under its usual procedures, DTC mails an omnibus proxy (an "Omnibus Proxy") to the Corporation as soon as possible after the applicable record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on the applicable record date (identified in a listing attached to the Omnibus Proxy).

    Principal and interest payments on the Global Notes representing the Notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC's practice is to credit Direct Participants' accounts on the applicable payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on that date. Payments by Direct and Indirect Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in "street name", and will be the responsibility of the Direct or Indirect Participant and not of DTC, the Trustee or the Corporation, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of the Corporation or the Trustee. Disbursement of these payments to Direct Participants shall be the responsibility of DTC, and disbursement of these payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants. Neither the Corporation nor the Trustee will have any responsibility or liability for disbursements of payments in respect of ownership interest in the Notes by DTC or the Direct or Indirect Participants or for maintaining or reviewing any records of DTC or the Direct or Indirect Participants relating to ownership interests in the Notes or the disbursement of payments in respect of the Notes.

    DTC may discontinue providing its services as depository with respect to the Notes at any time by giving reasonable notice to the Corporation or the Trustee. Under these circumstances, and in the event that a successor depository is not obtained, certificated Notes are required to be printed and delivered. The Corporation may decide to discontinue use of the system of book-entry transfers through DTC (or a successor depository). In that event, certificated Notes will be printed and delivered.

    The information in this section concerning DTC and DTC's system has been obtained from sources that the Corporation believes to be reliable, but the Corporation takes no responsibility for the accuracy thereof. The information in this section is subject to any changes to the arrangements between the Corporation and DTC and any changes to these procedures that may be instituted unilaterally by DTC.

                          PRO FORMA INTEREST COVERAGE

    The following pro forma coverage ratios have been prepared in accordance with Canadian securities law requirements and are included in this Prospectus Supplement in accordance with Canadian disclosure requirements.

    The following pro forma interest coverage ratios have been calculated on a consolidated basis for the respective 12 month periods ended December 31, 2002 and September 30, 2003 and are based on audited financial information, in the case of the 12 month period ended December 31, 2002, and unaudited financial information, in the case of the 12 month period ended September 30, 2003. In each case, the ratios have been calculated after giving effect to the issuance of the Notes offered hereby and the application of the net proceeds therefrom as described under "Use of Proceeds". The pro forma interest coverage ratios set forth below do not purport to be indicative of the actual interest coverage ratios that would have occurred on the foregoing dates, nor to be indicative of interest coverage ratios for any future periods. The ratios have been calculated based on Canadian GAAP.

                                                              DECEMBER 31, 2002    SEPTEMBER 30, 2003
                                                              ------------------   -------------------
Interest coverage on debt...................................      1.96 times           1.54 times

    Interest coverage on debt is equal to net earnings before net interest expense on debt and income taxes divided by gross interest expense on debt. For purposes of calculating the above ratios, long-term debt includes the current portion of long-term debt. Additionally, the above ratios have been calculated without including the annual carrying charges relating to the equity component of the $175 million aggregate principal amount of 7.50% preferred securities due April 13, 2048, the $125 million aggregate principal amount of 8.15% preferred securities due December 31, 2048 and the $175 million aggregate principal amount of 7.75% preferred securities due December 31, 2050 of the Corporation (collectively, the "Preferred Securities"). If the equity component of the Preferred Securities was classified as debt, as required under U.S. GAAP, the entire carrying charges of the Preferred Securities would be included in interest expense. If these annual carrying charges had been included in the calculations, the interest coverage would have been 1.59 times for the 12 month period ended December 31, 2002 and 1.32 times for the 12 month period ended September 30, 2003.

                                 CREDIT RATINGS

    The Corporation's senior unsecured long-term debt has been rated BBB- by S&P and Baa2 by Moody's. The ratings for debt instruments range from a high of AAA to a low of D, in the case of S&P, and from a high of Aaa to a low of C, in the case of Moody's. The rating outlook from S&P is stable. Moody's has assigned a negative outlook to its rating.

    According to the S&P rating system, debt securities rated BBB exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on such obligations than on obligations in higher rating categories. The ratings from AA to B may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

    According to the Moody's rating system, debt securities rated Baa are subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics. Numerical modifiers 1, 2 and 3 are applied to each rating category, with 1 indicating that the obligation ranks in the higher end of the category, 2 indicating a mid-range ranking and 3 indicating a ranking in the lower end of the category.

    Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. The credit ratings accorded to the Notes by S&P and Moody's are not recommendations to purchase, hold or sell the Notes inasmuch as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that the ratings will remain in effect for any given period or that a rating will not be revised or withdrawn entirely by a Rating Agency in the future if, in its judgment, circumstances so warrant.

                       CERTAIN INCOME TAX CONSIDERATIONS

    THE FOLLOWING SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PROSPECTIVE INVESTOR AND NO REPRESENTATION WITH RESPECT TO THE TAX CONSEQUENCES TO ANY PARTICULAR INVESTOR IS MADE. ACCORDINGLY, PROSPECTIVE INVESTORS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS FOR ADVICE WITH RESPECT TO THE INCOME TAX CONSEQUENCES TO THEM HAVING REGARD TO THEIR OWN PARTICULAR CIRCUMSTANCES, INCLUDING ANY CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARISING UNDER STATE, PROVINCIAL OR LOCAL TAX LAWS IN THE UNITED STATES OR CANADA OR TAX LAWS OF JURISDICTIONS OUTSIDE THE UNITED STATES OR CANADA.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

    In the opinion of McCarthy Tetrault LLP, Calgary, Alberta, Canada, Canadian counsel to the Corporation, the following summary addresses the material Canadian federal income tax considerations generally applicable to an initial purchaser of Notes under this offering (a "Holder") who, at all relevant times, for purposes of the INCOME TAX ACT (Canada) (the "Tax Act") and any applicable tax treaty, is not, and is not deemed to be, resident in Canada, deals at arm's with the Corporation, is not an insurer that carries on an insurance business in Canada and elsewhere, holds the Notes as capital property, and does not use or hold, and is not deemed to use or hold, the Notes in carrying on a business in Canada. For the purposes of the Tax Act, related persons (as defined therein) are deemed not to deal at arm's length and it is a question of fact whether persons not related to each other deal at arm's length.

    This summary is based on the current provisions of the Tax Act and the regulations thereunder, the understanding of McCarthy Tetrault LLP of the current assessing and administrative practices of the Canada Customs and Revenue Agency (the "CCRA") and all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by the Minister of Finance (Canada) before the date of this Prospectus Supplement. This summary does not otherwise take into account or anticipate changes in the law or in the assessment and administrative practices of the CCRA, whether by judicial, governmental or legislative decision or action nor does it take into account tax legislation or considerations of any province or territory of Canada or any jurisdiction other than Canada. This summary is of a general nature only and is not intended to be, and should not be interpreted as, legal or tax advice to any particular Holder of Notes.

    The payment of interest, premium, if any, and principal by the Corporation to a Holder will not be subject to non-resident withholding tax under the Tax Act. No other tax on income (including capital gains) will be payable by a Holder under the Tax Act in respect of the holding, repayment, redemption or disposition of the Notes, or the receipt of interest, premium, if any, or principal thereon.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

    The following is a summary of the principal U.S. federal income tax consequences of the acquisition, ownership and disposition of a Note by an initial purchaser thereof who is a United States person (as defined below) who purchases Notes at the issue price set forth on the cover of this Prospectus Supplement and who will hold the Note as a "capital asset" within the meaning of
Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code") (such purchaser a "U.S. Holder"). This summary is intended for general information only and does not address all potentially relevant U.S. federal income tax matters.

    This summary does not address the tax consequences to U.S. Holders subject to special provisions of the Code including, without limitation, financial institutions, tax-exempt organizations, insurance companies, regulated investment companies, holders subject to the alternative minimum tax, dealers in securities or foreign currencies, holders holding Notes as a hedge against currency risks or as part of a straddle with other investments or as a part of a "conversion transaction" within the meaning of Section 1258 of the Code, holders with a "functional currency" other than the U.S. dollar and holders who are not U.S. Holders. This summary also does not cover any state, local or foreign tax consequences. This summary is based upon provisions of the Code, Treasury regulations, rulings and judicial decisions in effect on the date hereof, all of which are subject to change (possibly with retroactive effect) and differing interpretations, so as to result in U.S. federal income tax consequences different from those described herein.

    As used herein, the term "United States person" means a beneficial owner of a Note that is (i) an individual citizen or resident of the United States,
(ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or if the trust has made a valid election to be treated as a United States person.

    If a partnership holds Notes, the U.S. federal income tax treatment of a partner in the partnership will depend on the status of the partner and the activities of the partnership. Partners in partnerships holding Notes should consult their tax advisors regarding the tax consequences, under the Code and the laws of any other taxing jurisdiction, of the ownership of the Notes by such partnerships.

    PAYMENTS OF INTEREST

    Interest on the Notes will generally be taxable to a U.S. Holder as ordinary income at the time received or accrued, in accordance with such holder's method of accounting for U.S. federal income tax purposes. Such interest will constitute income from sources outside the United States and will generally be treated as "passive" or "financial services" income (or, if Canadian withholding tax at a rate of 5% or more were to be imposed, as "high withholding tax interest" income) for purposes of computing the foreign tax credit allowable to a U.S. Holder. In certain circumstances (see "Description of the Notes--Optional Redemption") the Corporation may be obligated to make payments on the Notes in excess of stated principal and interest. The Corporation intends to take the position that the Notes should not be treated as contingent payment debt instruments because of these additional payments. Assuming such position is respected, a U.S. Holder would be required to include in income the amount of any such additional payments at the time such payments are received or accrued in accordance with such holder's method of accounting for U.S. federal income tax purposes. If the Internal Revenue Service successfully challenged this position, and the Notes were treated as contingent payment debt instruments, U.S. Holders could be required to accrue interest income at a rate higher than the stated interest rate on the note and to treat as ordinary income, rather than capital gain, any gain recognized on a sale, exchange or redemption of a Note.

    As discussed above, the Corporation expects that payments of interest on the Notes will not be subject to Canadian withholding tax. See "--Certain Canadian Federal Income Tax Considerations". If, however, the interest payments become subject to Canadian withholding taxes as the result of a change in Canadian tax law, U.S. Holders will be treated for U.S. federal income tax purposes as having actually received the amount of the taxes withheld as interest and as having paid that amount to the Canadian taxing authorities. As a result, the amount of interest income included in gross income by a U.S. Holder generally will be greater than the amount of cash actually received by the U.S. Holder. A
U.S. Holder may be able, subject to applicable limitations, to claim a foreign tax credit or take a deduction for Canadian withholding taxes imposed on interest payments (including withholding taxes imposed on Additional Amounts).

    SALE, EXCHANGE, RETIREMENT OR REDEMPTION OF NOTES

    Upon the sale, exchange, retirement, redemption or other taxable disposition of a Note, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized on such sale, exchange, retirement or redemption (other than amounts received that are attributable to accrued interest not previously included in income, which amounts will be taxable as ordinary income) and such U.S. Holder's adjusted tax basis in the Note, which generally is its cost. Such gain or loss generally will constitute capital gain or loss and will be long-term capital gain or loss if the Note was held by such U.S. Holder for more than one year. The deductibility of capital losses is subject to limitations. In the case of a U.S. Holder who is a United States resident as defined in Section 865 of the Code, any such gain or loss will be treated as U.S. source, unless it is attributable to an office or other fixed place of business outside the United States and certain other conditions are met.

    INFORMATION REPORTING AND BACKUP WITHHOLDING

    In general, information reporting requirements will apply and backup withholding of U.S. federal income tax, currently at a rate of 28%, may be required in respect of principal and interest paid to certain U.S. Holders of Notes who fail to supply accurate taxpayer identification numbers or fail to establish that they are exempt recipients such as corporations or if the Secretary of the Treasury determines that the holders have not reported all interest and dividend income required to be shown on their U.S. federal income tax returns. The amount of any backup withholding from a payment to a U.S. Holder generally will be allowed as a credit against such U.S. Holder's U.S. federal income tax liability and may entitle such U.S. Holder to a refund, provided that the required information is furnished to the Internal Revenue Service in a timely manner.

                                  UNDERWRITING

    The Corporation intends to offer the Notes through the underwriters for whom Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (collectively, the "Representatives") are acting as representatives of the underwriters named below.

    Subject to the terms and conditions stated in the underwriting agreement dated the date of this Prospectus Supplement, each underwriter named below has agreed to purchase, and the Corporation has agreed to sell to that underwriter, the principal amount of Notes set forth opposite the underwriter's name.

                                                              PRINCIPAL AMOUNT
UNDERWRITER                                                       OF NOTES
-----------                                                   ----------------
Citigroup Global Markets Inc................................   US$105,000,000
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated......................................      105,000,000
HSBC Securities (USA) Inc...................................       33,000,000
ABN AMRO Incorporated.......................................       21,000,000
CIBC World Markets Corp.....................................       12,000,000
RBC Dominion Securities Corporation.........................       12,000,000
Scotia Capital (USA) Inc....................................       12,000,000
                                                               --------------
  Total.....................................................   US$300,000,000
                                                               ==============

    The underwriting agreement provides that the obligations of the underwriters to purchase the Notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the Notes if they purchase any of the Notes.

    The underwriters propose to offer the Notes directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to dealers at the public offering price less a concession not to exceed 0.400% of the principal amount of the Notes. The underwriters may allow, and dealers may reallow a concession not to exceed 0.250% of the principal amount of the Notes on sales to other dealers. After the initial offering of the Notes to the public, the Representatives may change the public offering price and concessions.

    The following table shows the underwriting commission that the Corporation is to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the Notes).

                                                              PAID BY TRANSALTA
                                                              -----------------
Per Note....................................................        0.650%

    In connection with this offering, the Representatives, on behalf of the underwriters, may purchase and sell Notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of the Notes in excess of the principal amount of the Notes to be purchased by the underwriters in this offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of the Notes made for the purpose of preventing or retarding a decline in the market price of the Notes while the offering is in progress.

    The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the Representatives, in covering syndicate short positions or making stabilizing purchases, repurchases Notes originally sold by that syndicate member.

    Any of these activities may have the effect of preventing or retarding a decline in the market price of the Notes. They may also cause the price of the Notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

    The Corporation estimates that its total expense for this offering will be approximately US$500,000 (not including the underwriting commission).

    The underwriters have performed investment banking and advisory services for the Corporation from time to time for which the underwriters have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for the Corporation in the ordinary course of their business.

    The Corporation has agreed to indemnify the underwriters against certain liabilities, including liabilities under the U.S. Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

    The Notes will not be qualified for sale under the securities laws of Canada or any province or territory of Canada (other than the Province of Alberta) and may not be, directly or indirectly, offered, sold or delivered in Canada or to residents of Canada in contravention of the securities laws of any province or territory of Canada. Each underwriter has agreed that it will not, directly or indirectly, offer, sell or deliver any Notes purchased by it in Canada or to residents of Canada.

    Certain of the underwriters are affiliates of banks (the "Banks") which are lenders to the Corporation and to which the Corporation is presently indebted. As a consequence of their participation in this offering, the underwriters affiliated with the Banks will be entitled to share in the underwriting commission relating to the offering of the Notes. The decision to distribute the Notes hereunder and the determination of the terms of this offering were made through negotiations between the Corporation and the underwriters. Although the Banks did not have any involvement in such decision or determination, a portion of the net proceeds of this offering may be used to repay indebtedness of the Corporation to the Banks and certain other lenders. See "Use of Proceeds". As a result, one or more of the Banks may in the aggregate receive more than 10% of the net proceeds from the offering of the Notes in the form of the repayment of such indebtedness. Accordingly, the offering of the Notes is being made pursuant to Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc.

                                 LEGAL MATTERS

    Certain legal matters relating to Canadian law in connection with the offering of the Notes will be passed upon for the Corporation by McCarthy Tetrault LLP, Calgary, Alberta, Canada, and certain legal matters relating to United States law in connection with the offering of the Notes will be passed upon for the Corporation by Latham & Watkins LLP, New York, New York. In addition, certain legal matters relating to United States law in connection with the offering of the Notes will be passed upon for the underwriters by Shearman & Sterling LLP, Toronto, Ontario, Canada.

    The partners and associates of McCarthy Tetrault LLP, as a group beneficially own, directly or indirectly, less than 1% of the outstanding securities of any class or series of the Corporation.

                          CONSENT OF ERNST & YOUNG LLP

    We have read the short form base shelf prospectus of TransAlta Corporation (the "Corporation") dated May 14, 2002 relating to the sale and issue of up to US$1,000,000,000 of securities, including common shares, first preferred shares, debt securities or warrants, as supplemented by a prospectus supplement dated November 18, 2003 relating to the issue of US$300,000,000 aggregate principal amount of 5.750% senior notes due 2013 (collectively, the "prospectus"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

    We consent to the incorporation by reference in the above-mentioned prospectus of our report to the shareholders of the Corporation on the balance sheets of the Corporation as at December 31, 2002 and 2001 and the statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2002. Our report is dated February 1, 2003, except for note 26 which is as of March 15, 2003.

    We also consent to the use in the above-mentioned prospectus of our compilation report to the directors of the Corporation on the pro forma consolidated statements of earnings of the Corporation for the year ended December 31, 2002 and nine months ended September 30, 2003. Our report is dated November 15, 2003.

Calgary, Canada                                                      (Signed) ERNST & YOUNG LLP
November 18, 2003                                                          Chartered Accountants

             INDEX TO PRO FORMA CONSOLIDATED STATEMENTS OF EARNINGS

                                                                PAGE
                                                              --------
Compilation Report on Pro Forma Consolidated Statements of
  Earnings..................................................    F-2
Comments for United States Readers on Difference Between
  Canadian and United States Reporting Standards............    F-3
Pro Forma Consolidated Statement of Earnings for the Year
  Ended December 31, 2002...................................    F-4
Pro Forma Consolidated Statement of Earnings for the Nine
  Months Ended September 30, 2003...........................    F-5
Notes to Pro Forma Consolidated Statements of Earnings......    F-6

      COMPILATION REPORT ON PRO FORMA CONSOLIDATED STATEMENTS OF EARNINGS

To the Directors of TransAlta Corporation

    We have read the accompanying unaudited pro forma consolidated statements of earnings of TransAlta Corporation (the "Company") for the year ended
December 31, 2002 and for the nine months ended September 30, 2003 (collectively, the "Consolidated Pro Forma Financial Statements") and have performed the following procedures:

1. Compared the figures in the columns captioned "TransAlta Corporation" to the audited consolidated financial statements of the Company for the year ended December 31, 2002 and the unaudited consolidated financial statements of the Company for the nine months ended September 30, 2003, respectively, and found them to be in agreement.

2. Compared the figures in the columns captioned "CE Generation" to 50% of the amounts presented in the audited financial statements of CE Generation, LLC ("CE Generation") for the year ended December 31, 2002 and 50% of the amounts presented in the unaudited financial information of CE Generation for the 29 days ended January 29, 2003 (after giving effect to translation from United States to Canadian dollars), respectively, and found them to be in agreement.

3. Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

    (a) the basis for determination of the pro forma adjustments; and

    (b) whether the Consolidated Pro Forma Financial Statements comply as to form in all material respects with the applicable requirements of the securities legislation of all of the provinces and territories of Canada.

    The officials:

    (a) described to us the basis for determination of the pro forma adjustments, and

    (b) stated the Consolidated Pro Forma Financial Statements comply as to form in all material respects with the applicable requirements of the securities legislation of all of the provinces and territories of Canada.

4. Read the notes to the Consolidated Pro Forma Financial Statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "TransAlta Corporation" and "CE Generation" for the year ended December 31, 2002 and for the nine months ended September 30, 2003 and found the amounts in the column captioned
    "Pro forma Consolidated" to be arithmetically correct.

    A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the Consolidated Pro Forma Financial Statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Calgary, Canada                                                      (Signed) ERNST & YOUNG LLP
November 15, 2003                                                          Chartered Accountants

            COMMENTS FOR UNITED STATES READERS ON DIFFERENCE BETWEEN
                 CANADIAN AND UNITED STATES REPORTING STANDARDS

    The above report, provided solely pursuant to Canadian requirements, is expressed in accordance with standards of reporting generally accepted in Canada. United States standards do not provide for the issuance of such a report on the compilation of pro forma financial statements. To report in conformity with United States standards on the reasonableness of the pro forma adjustments and their application to the pro forma financial statements requires an examination or review which would be substantially greater in scope than the report as to compilation only that we have conducted. Consequently, under United States standards we would be unable to issue such a compilation report on the accompanying pro forma consolidated statements of earnings.

Calgary, Canada                                                      (Signed) ERNST & YOUNG LLP
November 15, 2003                                                          Chartered Accountants

                             TRANSALTA CORPORATION

                  PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

                          YEAR ENDED DECEMBER 31, 2002

          (IN MILLIONS OF CANADIAN DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                                                                                             PRO FORMA
                                                    TRANSALTA                      PRO FORMA               CONSOLIDATED
                                                   CORPORATION   CE GENERATION    ADJUSTMENTS              CANADIAN GAAP
                                                   -----------   --------------   -----------              -------------
Revenues........................................    $1,723.9         $393.2         $   --                   $2,117.1
Fuel and purchased power........................       703.6           95.6             --                      799.2
                                                    --------         ------         ------                   --------
GROSS MARGIN....................................     1,020.3          297.6             --                    1,317.9
Operations, maintenance and administration......       420.5          110.7             --                      531.2
Depreciation and amortization...................       219.0           64.4           33.6      2(c)(d)         317.0
Taxes, other than income taxes..................        27.4             --             --                       27.4
Asset impairment and equipment cancellation
  charges.......................................       152.5             --             --                      152.5
                                                    --------         ------         ------                   --------
                                                       819.4          175.1           33.6                    1,028.1
                                                    --------         ------         ------                   --------
OPERATING INCOME................................       200.9          122.5          (33.6)                     289.8
Other income....................................         0.1            7.3             --                        7.4
Foreign exchange gain...........................         1.2             --             --                        1.2
Net interest expense............................       (82.7)         (60.2)          (5.5)     2(b)(c)        (148.4)
                                                    --------         ------         ------                   --------
                                                       119.5           69.6          (39.1)                     150.0
Prior period regulatory decision................        (3.3)            --             --                       (3.3)
                                                    --------         ------         ------                   --------
                                                       116.2           69.6          (39.1)                     146.7
Income taxes expense (recovery).................        18.1            7.5          (15.1)       2(e)           10.5
Non-controlling interests.......................        20.1           16.3             --                       36.4
                                                    --------         ------         ------                   --------
EARNINGS FROM CONTINUING OPERATIONS.............        78.0           45.8          (24.0)                      99.8
Earnings from discontinued operations...........        12.8             --                                      12.8
Gain on disposal of discontinued operations.....       120.0             --             --                      120.0
                                                    --------         ------         ------                   --------
NET EARNINGS BEFORE PREFERRED SECURITIES
  DISTRIBUTIONS AND CUMULATIVE EFFECT OF CHANGE
  IN ACCOUNTING PRINCIPLE.......................       210.8           45.8          (24.0)                     232.6
Preferred securities distributions, net of
  tax...........................................        20.9             --             --                       20.9
                                                    --------         ------         ------                   --------
NET EARNINGS APPLICABLE TO COMMON SHAREHOLDERS
  BEFORE CUMULATIVE EFFECT OF CHANGE IN
  ACCOUNTING PRINCIPLE..........................       189.9           45.8          (24.0)                     211.7
                                                    --------         ------         ------                   --------
Cumulative effect of change in accounting
  principle, net of tax.........................          --             --             --                         --
                                                    --------         ------         ------                   --------
NET EARNINGS APPLICABLE TO COMMON
  SHAREHOLDERS..................................    $  189.9         $ 45.8         $(24.0)                  $  211.7
                                                    ========         ======         ======

Weighted average shares outstanding.............       169.6                                                    186.9
Earnings per share..............................    $   1.12                                                 $   1.13
Earnings per share from continuing operations...    $   0.34                                                 $   0.42

    SEE ACCOMPANYING NOTES TO PRO FORMA CONSOLIDATED STATEMENTS OF EARNINGS.

                             TRANSALTA CORPORATION

                  PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

                      NINE MONTHS ENDED SEPTEMBER 30, 2003

          (IN MILLIONS OF CANADIAN DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                                                                                              PRO FORMA
                                                  TRANSALTA                         PRO FORMA               CONSOLIDATED
                                                 CORPORATION   CE GENERATION(1)    ADJUSTMENTS              CANADIAN GAAP
                                                 -----------   -----------------   -----------              -------------
Revenues......................................    $1,787.2          $ 32.3           $   --                   $1,819.5
Fuel and purchased power......................       784.3             8.8               --                      793.1
                                                  --------          ------           ------                   --------
GROSS MARGIN..................................     1,002.9            23.5               --                    1,026.4
Operations, maintenance and administration....       412.7             8.1               --                      420.8
Depreciation and amortization.................       246.6             5.6              2.6      2(c)(d)         254.8
Taxes, other than income taxes................        17.5              --               --                       17.5
Gain on sale of Sheerness Generating
  Station.....................................      (191.5)             --               --                     (191.5)
Asset impairment charges......................        84.7              --               --                       84.7
                                                  --------          ------           ------                   --------
                                                     570.0            13.7              2.6                      586.3
                                                  --------          ------           ------                   --------
OPERATING INCOME..............................       432.9             9.8             (2.6)                     440.1
Other income..................................        (2.2)            0.2               --                       (2.0)
Foreign exchange loss.........................        (6.7)             --               --                       (6.7)
Net interest expense..........................      (132.2)           (4.5)            (0.5)     2(b)(c)        (137.2)
                                                  --------          ------           ------                   --------
                                                     291.8             5.5             (3.1)                     294.2
Income taxes..................................        64.5             1.3             (1.2)       2(e)           64.6
Non-controlling interests.....................        19.8             1.7               --                       21.5
                                                  --------          ------           ------                   --------
NET EARNINGS BEFORE PREFERRED SECURITIES
  DISTRIBUTIONS AND CUMULATIVE EFFECT OF
  CHANGE IN ACCOUNTING PRINCIPLE..............       207.5             2.5             (1.9)                     208.1
Preferred securities distributions, net of
  tax.........................................        17.1              --               --                       17.1
                                                  --------          ------           ------                   --------
NET EARNINGS APPLICABLE TO COMMON SHAREHOLDERS
  BEFORE CUMULATIVE EFFECT OF CHANGE IN
  ACCOUNTING PRINCIPLE........................       190.4             2.5             (1.9)                     191.0
                                                  --------          ------           ------                   --------
Cumulative effect of change in accounting
  principle, net of tax.......................          --              --               --                         --
                                                  --------          ------           ------                   --------
NET EARNINGS APPLICABLE TO COMMON
  SHAREHOLDERS................................    $  190.4          $  2.5           $ (1.9)                  $  191.0
                                                  ========          ======           ======

Weighted average shares outstanding...........       183.6                                                       188.9
Earnings per share............................    $   1.04                                                    $   1.01

-------------

(1) Represents results of operations of CE Generation for the period from January 1, 2003 to January 29, 2003, the date of acquisition.

    SEE ACCOMPANYING NOTES TO PRO FORMA CONSOLIDATED STATEMENTS OF EARNINGS.

                             TRANSALTA CORPORATION

             NOTES TO PRO FORMA CONSOLIDATED STATEMENTS OF EARNINGS

1.  BASIS OF PRESENTATION

    The accompanying pro forma consolidated statements of earnings (the
    "Pro Forma Statements") of TransAlta Corporation ("TransAlta") have been prepared by management of TransAlta for inclusion in the prospectus supplement to the short form base shelf prospectus of TransAlta dated May 14, 2002 relating to the issue of senior notes of TransAlta.

    Accounting policies used in the preparation of the Pro Forma Statements are in accordance with those disclosed in TransAlta's audited consolidated financial statements for the year ended December 31, 2002.

    The Pro Forma Statements have been prepared from, and should be read in conjunction with, the audited consolidated financial statements of TransAlta and CE Generation, LLC ("CE Generation") as at and for the year ended December 31, 2002 and the unaudited interim consolidated financial statements of TransAlta as at and for the nine month period ended
    September 30, 2003.

    TransAlta acquired CE Generation on January 29, 2003 (the "Acquisition"). TransAlta's results of operations for the nine months ended September 30, 2003 therefore include CE Generation's results of operations for the period from January 29, 2003 to September 30, 2003. The Pro Forma Statements include the results of operations as if the acquisition had occurred on January 1, 2002.

    THE PRO FORMA STATEMENTS ARE NOT NECESSARILY INDICATIVE OF THE RESULTS OF OPERATIONS WHICH WOULD HAVE OCCURRED FOR THE YEAR ENDED DECEMBER 31, 2002 NOR THE PERIOD ENDED SEPTEMBER 30, 2003 HAD THE ACQUISITION OF
    CE GENERATION BEEN EFFECTED ON JANUARY 1, 2002. IN ADDITION, THE PRO FORMA STATEMENTS DO NOT REFLECT THE OPERATING ACTIVITIES OF TRANSALTA OR
    CE GENERATION SUBSEQUENT TO SEPTEMBER 30, 2003 AND, THEREFORE, MAY NOT BE REPRESENTATIVE OF THE OPERATING RESULTS OF FUTURE PERIODS.

    The pro forma adjustments are based upon available information and contain certain estimates and assumptions. Management believes the estimates and assumptions provide a reasonable basis for presenting the significant effects of the Acquisition, and that the pro forma adjustments give appropriate effect to these estimates and assumptions and are properly applied in the Pro Forma Statements. The purchase price allocation is based on the final purchase price allocation. In the opinion of management, the accompanying Pro Forma Statements include all material adjustments necessary for fair presentation in accordance with Canadian generally accepted accounting principles.

    In preparing the Pro Forma Statements, no adjustments have been made to recognize any operating efficiencies or general and administrative cost savings that may be expected to occur as a result of the acquisition of CE Generation.

2.  PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

    The Pro Forma Statements give effect to the Acquisition as though it had occurred at January 1, 2002.

    The Pro Forma Statements give effect to the following assumptions and adjustments:

    (a) TransAlta proportionately consolidates its 50% interest in CE Generation.

    (b) TransAlta issued 17.25 million common shares for proceeds of $265.0 million, net of after tax issue costs of approximately
       $11 million. Proceeds from the offering and the option were used to reduce short-term debt balances.

                             TRANSALTA CORPORATION

2.  PRO FORMA ASSUMPTIONS AND ADJUSTMENTS (CONTINUED)
    (c) The following table summarizes the assumptions made with respect to the allocation of the aggregate purchase price based on the estimated fair values of the net assets of CE Generation and the necessary adjustments to their historical carrying cost.

                                                                                    PURCHASE
                                                                      ALLOCATION   ADJUSTMENT
                                                                      ----------   ----------
                                                                           (IN MILLIONS)
        NET ASSETS ACQUIRED:
        Current assets..............................................  $   111.4     $    --
        Restricted cash.............................................       57.9          --
        Other assets................................................         --        (7.9)
        Note receivable from related party..........................       90.0       (15.5)
        Current liabilities.........................................      (33.0)         --
        Property, plant and equipment...............................    1,025.1        86.1
        Price risk management liabilities...........................      (15.7)      (15.7)
        Future income tax liabilities...............................     (216.0)      (23.1)
        Non-controlling interests...................................      (44.6)         --
        Goodwill....................................................      108.9       (96.4)
                                                                      ---------     -------
                                                                      $ 1,084.0     $ (72.5)
                                                                      ---------     -------

        PURCHASE PRICE:
        Members' equity.............................................  $      --     $ 384.5
        Non-recourse debt assumed...................................     (717.4)       54.6
        Short-term debt issued......................................     (366.6)     (366.6)
                                                                      ---------     -------
                                                                      $(1,084.0)    $  72.5
                                                                      =========     =======

       The above allocation includes the impact of the following:

       - Included in property, plant and equipment is the recognition of the fair value of power purchase agreements of $610.5 million. The amount is amortized on a straight-line basis over the remaining terms of the power purchase agreements.

       - Property, plant and equipment includes $414.6 million representing the fair value of the acquired property, plant and equipment.

       - Reduction in the carrying amount of non-recourse long-term debt to reflect the fair value based upon the fair market value of the debt. This difference is amortized on a yield basis over the remaining term of the non-recourse debt.

       - Included in price risk management liabilities is an interest rate swap liability in the amount of $15.7 million.

       - Future income tax liabilities of $216.0 million account for the tax effect of the difference between the fair values of the assets acquired and their associated basis for income tax purposes. In accordance with CICA recommendations, $107.1 million has been included in property, plant and equipment, and the remaining balance of $108.9 million has been recorded as goodwill.

    (d) The provision for depreciation and amortization has been adjusted for the amortization of differences between the fair values assigned to the assets and liabilities of CE Generation and their carrying amounts as described in (c) above.

                             TRANSALTA CORPORATION

2.  PRO FORMA ASSUMPTIONS AND ADJUSTMENTS (CONTINUED)
    (e) The provision for income taxes has been adjusted to reflect the tax effect of the pro forma adjustments.

3.  PRO FORMA FINANCIAL STATEMENTS FOR CE GENERATION

    The historical consolidated financial statements of CE Generation were prepared under generally accepted accounting principles in the United States ("U.S. GAAP") and in U.S. dollars. For the purposes of these Pro Forma Statements, the historical financial information of CE Generation has been reconciled to Canadian GAAP, adjusted to reflect TransAlta's 50% interest in CE Generation and converted to Canadian dollars, using the average exchange rate for the year ended December 31, 2002 of $1.5706 and $1.5412 to US$1.00 for the period ended January 29, 2003.

    The following schedule presents the conversion of TransAlta's interest in CE Generation's financial information from U.S. GAAP and U.S. dollars to Canadian GAAP and Canadian dollars.

                        CE GENERATION, LLC AND SUBSIDIARIES
                   PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                            YEAR ENDED DECEMBER 31, 2002

                                                 HISTORICAL    CANADIAN-     HISTORICAL      HISTORICAL
                                                 U.S. GAAP     U.S. GAAP    CANADIAN GAAP   CANADIAN GAAP
                                                   (US$)      ADJUSTMENTS       (US$)            ($)
                                                 ----------   -----------   -------------   -------------
                                                                 (IN MILLIONS OF DOLLARS)
    Revenues...................................    $250.4                      $250.4          $393.2
    Fuel and purchased power...................      60.9                        60.9            95.6
                                                   ------                      ------          ------
    GROSS MARGIN...............................     189.5                       189.5           297.6
    Operations, maintenance and
      administration...........................      70.5                        70.5           110.7
    Depreciation and amortization..............      41.0                        41.0            64.4
                                                   ------                      ------          ------
                                                    111.5                       111.5           175.1

    OPERATING INCOME...........................      78.0                        78.0           122.5
    Other income...............................       4.7                         4.7             7.3
                                                   ------                      ------          ------
    Net interest expense.......................     (38.3)                      (38.3)          (60.2)
                                                   ------                      ------          ------
                                                     44.4                        44.4            69.6
    Income taxes...............................       4.8                         4.8             7.5
    Non-controlling interests..................      10.4                        10.4            16.3
                                                   ------                      ------          ------
    NET EARNINGS APPLICABLE TO COMMON
    SHAREHOLDERS...............................    $ 29.2                      $ 29.2          $ 45.8
                                                   ======                      ======          ======

                             TRANSALTA CORPORATION

4.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

    The Pro Forma Statements have been prepared in accordance with Canadian GAAP which, in most respects, conform to U.S. GAAP. Significant differences between Canadian GAAP and U.S. GAAP are as follows:

                                                                     YEAR ENDED       NINE MONTHS ENDED
                                                                  DECEMBER 31, 2002   SEPTEMBER 30, 2003
                                                                  -----------------   ------------------
                                                                              (IN MILLIONS)
    EARNINGS
    Earnings from continuing operations -- Canadian GAAP........       $ 99.8                $208.1
    Derivative and hedging activities, net of tax...............         (3.8)                 (3.4)
    Start up costs, net of tax..................................         (4.5)                 (4.6)
    Preferred securities distributions, net of tax..............        (20.9)                (17.1)
    Effect of debt extinguishment, net of tax...................          0.8                  11.1
    Amortization of pension transition adjustment...............         (5.8)                 (4.3)
                                                                       ------                ------
    Earnings from continuing operations -- U.S. GAAP............         65.6                 189.8
    Earnings from discontinued operations -- Canadian and
      U.S. GAAP.................................................         12.8                    --
    Net gain on disposal of discontinued operations -- Canadian
      and U.S. GAAP.............................................        120.0                    --
                                                                       ------                ------
    Net earnings before change in accounting
      principle -- U.S. GAAP....................................        198.4                 189.8
    Cumulative effect of change in accounting principle, net of
      tax.......................................................           --                  52.5
                                                                       ------                ------
    Net income -- U.S. GAAP.....................................        198.4                 242.3
    Foreign currency cumulative translation adjustment..........        (16.8)                 16.4
    Net gain (loss) on derivative instruments...................        (59.1)                 (1.0)
    Registered pension alternate minimum liability..............         (1.7)                   --
                                                                       ------                ------
    Comprehensive income -- U.S. GAAP...........................       $120.8                $257.7
                                                                       ======                ======
    Earnings per share -- U.S. GAAP
      Earnings from continuing operations.......................       $ 0.35                $ 1.00
      Earnings from discontinued operations.....................         0.07                    --
      Gain on disposal of discontinued operations...............         0.64                    --
      Cumulative effect of change in accounting principle.......           --                  0.28
                                                                       ------                ------
    Net earnings................................................       $ 1.06                $ 1.28
                                                                       ======                ======

    Refer to note 27 to the consolidated 2002 annual financial statements of the Corporation and the reconciliation to U.S. GAAP of the consolidated interim financial statements of the Corporation for the three and nine month periods ended September 30, 2003 and 2002, incorporated herein by reference, for a description of the reconciling items.

    Under Canadian GAAP, the fair value of CE Generation's interest rate swap agreements are not reflected in the financial statements of the Corporation.

    For U.S. GAAP purposes, the fair value of the interest rate swap agreements are recorded on the balance sheet as current derivative liabilities. The offset is recorded in accumulated comprehensive income. Changes in the fair value of the interest rate swap agreements for the year ended December 31, 2002 and the nine months ended September 31, 2003 are recorded as a change to other comprehensive income.

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                                [TRANSALTA LOGO]

                                 US$300,000,000
                          5.750% SENIOR NOTES DUE 2013
                             TRANSALTA CORPORATION

                                   ----------

                             PROSPECTUS SUPPLEMENT
                               NOVEMBER 18, 2003

                            ------------------------

                                   CITIGROUP
                              MERRILL LYNCH & CO.
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                                      HSBC
                             ABN AMRO INCORPORATED
                               CIBC WORLD MARKETS
                              RBC CAPITAL MARKETS
                                 SCOTIA CAPITAL

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